Western Digital Corporation 3355 Michelson Drive, Ste 100 Irvine, CA 92612 Tel: 949.672.7000

September 22, 2011

VIA EDGAR AND BY HAND DELIVERY

CONFIDENTIAL TREATMENT REQUESTED BY WESTERN DIGITAL CORPORATION

PURSUANT TO FOIA RULE 83

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Kathleen Collins, Accounting Branch Chief

Re:    Western Digital Corporation

          Form 10-K for the Fiscal Year Ended July 1, 2011

          Filed on August 12, 2011

          File No. 001-08703

Ladies and Gentlemen:

We received your letter dated September 8, 2011 (the “Letter”), setting forth comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on our above-referenced report filed under the Securities Exchange Act of 1934. Our responses to the specific comments are set forth below. For the convenience of the Staff, each comment from the Letter is restated in bold prior to the response to such comment.

Form 10-K for the Fiscal Year Ended July 1, 2011

Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 46

1.	You indicate in Note 9 that you did not provide for income taxes for $4.7 billion of undistributed foreign earnings, as such earnings are intended to finance local operating requirements and capital investments. Tell us your consideration to quantify the amount of cash and investments that are currently held outside of the U.S. in jurisdictions where earnings are permanently reinvested. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 34-48960. In your response, please quantify the amount of cash and investments held by foreign subsidiaries in the countries to which you intend to permanently reinvest earnings.

Response:

The Company acknowledges the Staff’s comments and has reviewed Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 34-48960. The Company did consider quantifying and disclosing the amount of cash and investments that are currently held outside of the U.S. in jurisdictions where earnings are to be reinvested indefinitely. The Company respectfully advises the Staff that it does not believe that quantifying the amount of funds held by the Company outside the U.S. would provide the reader with additional material insight into its liquidity position. The Company does not expect the geographic location of its cash and cash equivalents to have a material effect on its overall liquidity or capital resources or on its ability to meet its cash requirements over either the short or long term. As stated on page 39 of our Form 10-K in the section titled “Liquidity and Capital Resources,” “We believe our current cash, cash equivalents and cash generated from operations will be sufficient to meet our working capital and capital expenditure needs through the foreseeable future.”

[REDACTED – CONFIDENTIAL TREATMENT REQUESTED BY WESTERN DIGITAL CORPORATION PURSUANT TO FOIA RULE 83]

Confidential Treatment Requested by Western Digital Corporation Pursuant to FOIA Rule 83

WDC-1 - Page 2

Consistent with the comments above, the Company will revise its disclosure in future filings as follows:

A significant majority of our cash and cash equivalents are held outside of the United States. Substantially all of the amounts held outside of the United States are intended to be indefinitely reinvested in foreign operations. Our current plans do not anticipate that we will need funds generated from foreign operations to fund our domestic operations. In the event funds from foreign operations are needed in the United States, any repatriation could result in the accrual and payment of additional U.S. income tax.

2.	Additionally, you disclose your current cash, cash equivalents, and cash generated from operations will be sufficient to meet your working capital and capital expenditure needs through the foreseeable future. Tell us how you considered clarifying this disclosure to cover the period of the next twelve months rather than the foreseeable future. See FRC 501.03(a) and Section IV of SEC Release 34-48960.

Response:

The Company confirms that as of July 1, 2011, the Company believed that its current cash, cash equivalents and cash generated from operations were sufficient to meet its working capital and capital expenditure needs for the next 12 months. In future filings, the Company will revise its disclosure to clearly state whether or not the Company believes its current cash, cash equivalents and cash generated from operations will be sufficient to meet its working capital and capital expenditure needs for the next 12 months.

Item 8.	Financial Statements and Supplementary Data

Note 5. Legal Proceedings, page 58.

3.	In your discussion of various intellectual property litigation claims you state that the company “intends to defend itself vigorously in this matter.” In addition, your disclosures indicate that for the matters described therein, the company has either recorded an accrual for losses that are probable and reasonably estimable or has determined that, “while a loss is reasonably possible, a reasonable estimate of the amount of loss or range of possible losses with respect to the claim, including the amount of loss in excess of the amount accrued, cannot be made.” Please clarify whether you are unable to determine the amount of reasonably possible losses in excess of the amounts accrued for each case discussed. If true, please supplementally: (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and you are able to estimate the amount of such loss, then in your next periodic filing, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50.

You may provide your disclosures on an aggregated basis. Please include your proposed disclosures in your response.

Response:

The Company confirms that, for any matter for which the Company had an accrual recorded as of July 1, 2011 for losses that are probable, the Company was not able to determine the amount of reasonably possible losses in excess of the amount accrued. The Company respectfully submits that this determination is disclosed in Note 5 in the Notes to Consolidated Financial Statements included in the Form 10-K. In future filings, however, the Company will revise its disclosure in Note 5 substantially as follows (to the extent then applicable) to more clearly state whether the Company is unable to estimate the amount of reasonably possible losses in excess of amounts accrued:

Confidential Treatment Requested by Western Digital Corporation Pursuant to FOIA Rule 83

WDC-1 - Page 3

When the Company becomes aware of a claim or potential claim, the Company assesses the likelihood of any loss or exposure. The Company discloses information regarding each material claim where the likelihood of a loss contingency is probable or reasonably possible. If a loss contingency is probable and the amount of the loss can be reasonably estimated, the Company records an accrual for the loss. In such cases, there may be an exposure to potential loss in excess of the amount accrued. Where a loss is not probable but is reasonably possible or where a loss in excess of the amount accrued is reasonably possible, the Company discloses an estimate of the amount of the loss or range of possible losses for the claim if a reasonable estimate can be made, unless the amount of such reasonably possible losses is not material to the Company’s financial position, results of operations or cash flows. For each of the matters described below, the Company has either recorded an accrual for losses that are probable and reasonably estimable or has determined that, while a loss is reasonably possible (including potential losses in excess of the amounts accrued by the Company), a reasonable estimate of the amount of loss or range of possible losses with respect to the claim or in excess of amounts already accrued by the Company ~~including the amount of loss in excess of the amount accrued,~~ cannot be made.

The Company, in connection with the preparation and filing of the Company’s quarterly financial statements, considers the Company’s legal contingencies in accordance with ASC 450-20-50 and determines whether any loss contingencies are reasonably possible and, if so, whether a range of reasonably possible losses can be reasonably estimated and disclosed in accordance with ASC 450-20-50. Specifically, the Company’s General Counsel, in consultation with the attorney in the legal department responsible for the matter and outside legal counsel as the General Counsel determines appropriate, periodically assesses the status of each material legal proceeding and provides updates to members of the Company’s finance department and additional members of senior management if there have been material procedural or other developments during the quarter. After the end of each quarter and before the Company issues its quarterly financial results, the Company’s General Counsel confers with members of the finance department, additional members of senior management and the Company’s external auditors to discuss the then-current status of each material legal proceeding. This evaluation includes a review of the procedural status and developments of each legal proceeding, any specified demands for damages, opinions of third party experts engaged to assess potential damages, potential opportunities to dispose of the matter before trial (for example, a motion to dismiss or summary judgment), the status of, or likelihood for engaging in, mediation proceedings, the amount of time remaining before trial, arbitration or mediation, the status and course of discovery, an assessment of recent decisions by the jury, arbitrator or other decision maker, whether the parties have made any settlement offers and the Company’s judgment about the reasonableness of such offers, and the input of internal and outside legal counsel concerning the likelihood of the Company’s success at trial or in arbitration and concerning potential damages, if any.

Based on these considerations, the legal and finance departments and additional members of senior management collaboratively make a determination with respect to each material legal proceeding of (i) whether losses are probable and reasonably estimable with respect to the proceeding and, if so, the amount that should be accrued, and (ii) whether losses are reasonably possible, including whether there is a reasonable possibility of a loss in excess of amounts already incurred by the Company, and, if so, whether the loss or a range of loss can be reasonably estimated.

The Staff requested information concerning the factors that prevented the Company from providing an estimate of reasonably possible losses, including losses in excess of amounts accrued, for the matters described in the Form 10-K. The Company’s determination that it was not able to provide an estimate of a range of such losses at the time of filing its Form 10-K reflected its assessment and judgment after consideration of the factors outlined above. Further, in the Company’s experience, the recognition of an accrual does not make it more likely the Company can estimate a range of reasonably possible losses in excess of the amount accrued. With respect to the matters disclosed in the Form 10-K, factors that prevented the Company from providing an estimate of reasonably possible losses included uncertainty about the plaintiffs’ claims, if any, that will survive dispositive motions of the Company, the fact that damages may not be specified by plaintiffs or that the basis for the claims is uncertain, uncertainty about how written discovery, testimony, the perceived credibility of witnesses and unpredictability of the decision-maker or jury will impact the assessment of the case, and the litigation and settlement posture of the parties and uncertainties about future changes in those positions. Completion of dispositive motion rulings, discovery and a trial or other proceeding on the merits of the matter generally provides the Company with more information to make judgments about the amount or range of reasonably possible losses. It is, however, the Company’s experience that considerable uncertainty often remains even after trial or arbitration commences or has been completed but no decision has been rendered as uncertainties about the perceived credibility of witnesses, the unpredictability of the decision-maker or jury and the potential for post decision motions remain present.

Confidential Treatment Requested by Western Digital Corporation Pursuant to FOIA Rule 83

WDC-1 - Page 4

The Company respectfully advises the Staff that it is mindful of the disclosure requirements in ASC 450-20-50. In future filings, if a contingency loss is reasonably possible, including if there is a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, and the loss can be reasonably estimated, the Company will disclose an estimate of the loss or range of loss or, if true, state that the estimate is not material to any of the Company’s financial statements. In addition, if the Company is not able to provide a reasonable estimate of reasonably possible losses, the Company will state that fact consistent with its proposed disclosure set forth above.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request that the Staff contact the undersigned at 949-672-7403 (telephone) or 949-672-7589 (facsimile) with any questions or comments regarding this letter.

Respectfully submitted,
Western Digital Corporation

By:	/s/ Wolfgang U. Nickl
Name:	Wolfgang U. Nickl
Title:	Senior Vice President and Chief Financial Officer

cc: Robert Plesnarski, Esq., O’Melveny & Myers LLP